BHP Billiton and Rio Tinto
A Matter of Value

12 December 2007



Disclaimer

This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc ("BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton and its proposed combination with Rio Tinto Ltd and Rio Tinto plc ("Rio Tinto"). By reviewing/attending this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.

This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Canada or Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.

Information about Rio Tinto and Alcan Inc. ("Alcan") included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.

Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

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Disclaimer (Continued)

There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto's willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission ("SEC"), including BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto's and Alcan's filings with the SEC, including Rio Tinto's Annual Report on Form 20-F for the fiscal year-ended December 31, 2006 and Alcan's Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain measures in this presentation, including "Resources," "potential mineralisation" and "targeted mineralisation", would not be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC's Industry Guide 7, and there can be no assurance that we will be able to extract such material economically. We urge investors to refer to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007, for our most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

Goldman Sachs International and its affiliates, and Gresham Partners are acting for BHP Billiton and no-one else in connection with the proposals referred to in this presentation and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to such proposals or any other transaction, arrangement or matter referred to herein.

In connection with BHP Billiton's proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the "Schemes"), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the "SEC") a registration statement (the "Registration Statement"), which would contain a prospectus ("Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

US INVESTORS AND US HOLDERS OF Rio Tinto SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement and Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Annual Report 2007, which can be viewed at www.bhpbilliton.com. Heath Arvidson, who is a member of AusIMM, a full time employee of BHP Billiton and has the required qualifications and experience, is a Competent Person for the probabilistic assessment of Potential Mineralisation, which is reported under Section 18 of the JORC code. Heath Arvidson verifies that the relevant content of this document is based on and fairly reflects the information in the supporting documentation relating to Potential Mineralisation.

References in this presentation to "$" are to United States dollars unless otherwise specified.

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Agenda

1. BHP Billiton: Superior shareholder value creation

2. BHP Billiton: World class growth assets

3. BHP Billiton's proposal to Rio Tinto

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1. BHP Billiton: Superior shareholder value creation

Superior market value growth

Market capitalisation
(US$B)



Source: Datastream and financial reports and company filings of BHP Billiton and Rio Tinto.
Note: Market capitalisation based on shares outstanding and share price as at the dates shown. In addition, over the period from 29-Jun-01 to 31-Oct-07, BHP Billiton undertook share buybacks of US$11.4B and Rio Tinto undertook share buybacks of US$4.8B and paid a special dividend of US$1.5B in 2006.

BHP Billiton's drivers of value

- Ownership of a portfolio of Tier 1 assets

- Track record of

    – Continued investment in development throughout the cycle

    – Execution on time and on budget

    – Delivering production growth

- Translates to

    – Earnings per share growth

    – Dividend per share growth

    – Total shareholder return

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BHP Billiton has invested more capital into development

Total capital expenditure on completed projects
(US$B since Jul-2001)



BHP Billiton
Total = US$11.2bn

Rio Tinto
Total = US$4.9bn

■ Iron Ore   ■ Other Developments



Source: BHP Billiton and Rio Tinto annual and half-yearly reports.
Note: Total capital expenditure on completed projects represents announced capital expenditure on announced completed projects excluding acquisitions.
a)   Rio Tinto's completed projects to 30-Jun-2007.

Strong execution performance

Major minerals development projects commissioned since July 2001[a]



Notes:
a) Selected projects >US$100m and managed by BHP Billiton. Excludes petroleum projects. Performance relative to initial announced US$ budget.

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Superior production growth

Excl. production from sold/ceased operations
(Index: FY2001 production = 100)



BHP Billiton
8% CAGR

Rio Tinto
4% CAGR

Incl. production from sold/ceased operations[a]
(Index: FY2001 production = 100)



BHP Billiton
5% CAGR

Rio Tinto
2% CAGR

Source: Rio Tinto production numbers sourced from 2006 Annual and 2007 Half-Year Reports.
Note: Production shown for the comparable 12 months ending 30-June for both BHP Billiton and Rio Tinto. Converted to copper equivalent units using BHP Billiton FY2007 average realised prices and BHP Billiton estimates.
a)   BHP Billiton includes all production from sold or ceased operations except for the following disposed operations: hot briquetted iron, fertilisers, chrome and steel. Rio Tinto includes production from sold or ceased operations except for tin.

Superior EPS growth

Earnings per share
(Index: FY2002 = 100; US$)



Source: BHP Billiton and Rio Tinto annual and half-yearly reports. No adjustments made for any changes in accounting policies.
Note:
BHP Billiton's EPS represents reported underlying EPS for the financial year ending 30-June. EPS in FY2002 excludes the results of BHP Billiton's Steel business which was demerged in July 2002.
Rio Tinto's EPS calendarised to year ending 30-June. Calendarisation calculated assuming underlying net income for the 12 months ending 30-June, divided by average shares outstanding.

Superior dividend growth

Declared ordinary dividends per share
(Index: FY2002 = 100; US$)



BHP Billiton
29% CAGR

Rio Tinto
11% CAGR

Source: BHP Billiton and Rio Tinto annual and half-yearly reports.
Note: Rio Tinto's ordinary dividends per share restated to June year end. In addition, over the period ending 30-June-2007, BHP Billiton undertook share buybacks of US$9.6B and Rio Tinto undertook share buybacks of US$4.7B and paid a special dividend of US$1.5B in 2006.

Superior total shareholder return

BHP Billiton Ltd and Rio Tinto Ltd TSR[a]
(Index: Jun-2001 = 100)



- Total shareholder return:

  – BHP Billiton Ltd TSR 30% CAGR, 433% cumulative growth

  – Rio Tinto Ltd TSR 23% CAGR, 276% cumulative growth

- A$10,000 invested at the date of formation of BHP Billiton's DLC is now worth approximately

  – BHP Billiton Ltd: A$53,317

  – Rio Tinto Ltd: A$37,612

Source: IRESS.
a)   As at 31-Oct-2007. Total Shareholder Return ("TSR") calculated as the increase in share value including dividends reinvested at the date of receipt. Assumes Bluescope Steel shares received by BHP Billiton Ltd
      shareholders in July 2002 were immediately sold with proceeds reinvested in BHP Billiton Ltd.

2. BHP Billiton: World class growth assets

Simplicity, scale and growth...



BHP Billiton: World class growth assets – some examples

- Pilbara iron ore
    - A tier 1 asset
    - Mineralisation positions to support 50+ years
    - Strong growth profile supported by existing and proposed infrastructure
- Olympic Dam
    - A world class resource
    - Significant brownfield development opportunity
    - Multi-stage expansion potential
- Nickel
    - A major global producer
    - Significant growth potential in Nickel West and Cerro Matoso
- Petroleum
    - Double digit volume growth
    - History of exploration success
    - Strong historical financial performance

Pilbara iron ore: Tier 1 asset

- Resource and mineralisation that supports production for more than 50 years

- High level of equity ownership in underlying Resources (85% - 100%)

- Large high grade ore bodies, concentrated around key infrastructure

- Very low cost curve position and close proximity to Asian growth market

- First class project development and production growth record, the equal of its peers

- First class infrastructure

  – Rail system: can be expanded to meet future growth plans

  – Port: Inner Harbour – expansion to 155 mtpa in progress; planning for an additional 50+ mtpa to deliver 200 mtpa is well advanced

  – Port: Outer-Harbour – phase 1 plans are to create BHP Billiton capacity of 100-150+ mtpa. Total potential port capacity of 400+ mtpa

  – Total potential port capacity of Port Hedland 700+ mtpa

- Neither company needs the other to deliver its iron ore growth – the proposal is about unlocking incremental value unique to the combination

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Pilbara iron ore: Mineralisation to support 50+ years
(Billion tonnes, 100% basis)

Pilbara Reserves and Resources[a][b]



BHP Billiton
8.0

Rio Tinto
14.2

BHP Billiton Pilbara iron ore[a]



Targeted additional Pilbara Mineralisation

18-30[c]

Reserves & Resources
8.0

Rio Tinto Pilbara iron ore[b]



Reserves & Resources
14.2

Targeted additional Pilbara Mineralisation

20-30 [c]

Notes:
a) *Source: Reserves and Resources – BHP Billiton 2007 Annual Report. All data are on a 100% basis.*
    The Potential Mineralisation (Exploration Target) was announced by BHP Billiton in October 2007, and is based on probabilistic assessment of areas across the Pilbara using surface mapping, geophysics, known regional geology and some limited drill results acquired over the last 40 years of exploration. The target range is conceptual in nature, there has not been sufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource; BHP Billiton Mineral Resource information should be read together with and subject to the notes set out in the BHP Billiton Annual Report 2007. This document can be viewed at: www.bhpbilliton.com.
b) *Source: Reserves and Resources – Rio Tinto 2006 Annual Report; Potential Mineralisation based on Rio Tinto Investor Presentation, 26-Nov-2007, "Delivering exceptional growth".*
c) *Chart areas showing additional Pilbara Mineralisation represent 30bt.*

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Pilbara iron ore: Mineralisation on an equity basis

Pilbara Reserves & Resources
(Billion tonnes, equity share)



Targeted additional Pilbara Mineralisation[a]
(Billion tonnes, equity share)



Notes:
a) *Bar size represents the high of the targeted Mineralisation range. Based on announcements from both companies.*
b) *Source: Reserves and Resources – BHP Billiton 2007 Annual Report. Resources are quoted inclusive of Reserves.*
   The potential Mineralisation (exploration target) was announced by BHP Billiton in October 2007, and is based on probabilistic assessment of areas across the Pilbara using surface mapping, geophysics, known regional geology and some limited drill results acquired over the last 40 years of exploration. The target range is conceptual in nature, there has not been sufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource; BHP Billiton Mineral Resource information should be read together with and subject to the notes set out in the BHP Billiton Annual Report 2007. This document can be viewed at www.bhpbilliton.com.
c) *Source: Reserves and Resources – Rio Tinto 2006 Annual Report (Rio Tinto Resources on the chart shown inclusive of Reserves): potential Mineralisation based on Rio Tinto Investor Presentation, 26-Nov-2007, "Delivering exceptional growth". Rio Tinto undeveloped Resources assumed at 77% equity ownership (20 out of 39 deposits are 100% owned, see note q, page 53, 2006 Rio Tinto Annual Report, and the remaining 19 are assumed at 53% equity ownership).*
d) *BHP Billiton calculation for Rio Tinto equity Mineralisation based on 2006 Annual Report ownership disclosures, and BHP Billiton's geological assessment of the distribution of Mineralisation.*

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Pilbara iron ore: BHP Billiton's Resources are in large ore bodies and located in clusters



Port Hedland

Dampier

Cape Lambert

Deposit size scale
(equity share)

2.0bt

1.0bt

0.5bt

● BHP Billiton Reserves / Resources
■ BHP Billiton's Tenements
■ Rio Tinto's Tenements

- Reserves and Resources of 7bt at 60.2% Fe (equity share)

- Large, low cost and high grade ore bodies

- Clustered around BHP Billiton's key infrastructure, facilitating our strategy of large integrated mining hubs

Notes: Bubble sizes are calculated from the equity share in announced Resources per the BHP Billiton Annual Report 2007; Bubble placement is intended to be representative of the Resource distribution, and may not represent the exact Resource location.

Pilbara iron ore: BHP Billiton's mineralisation assets are individually large and clustered around its infrastructure



Deposit size scale (equity share)

- 2.0bt
- 1.0bt
- 0.5bt

Port Hedland

Dampier **Cape Lambert**

- Rio Tinto Identified Reserves/Resources[a]
- BHP Billiton Reserves/Resources
- BHP Billiton Potential Mineralisation
- BHP Billiton's Tenements
- Rio Tinto's Tenements

- BHP Billiton's mineralisation is also largely clustered around its infrastructure

- Rio Tinto's "developed" Reserves/Resources are more fragmented

- Combining the two and optimising Resources and infrastructure will:
  - Enable faster development
  - Reduce development costs
  - Reduce operating costs

Source: Rio Tinto 2006 and BHP Billiton 2007 Annual Report, Financial Statements and company announcements.
a)   Rio Tinto undeveloped Resources (reported at 7.2bt) are not shown on the chart as locations are not announced. Undeveloped Resources comprise 39 separate deposits, of which 20 are 100% owned (see Note q, page 53, 2006 Rio Tinto Annual Report). Bubble sizes are calculated from the announced Resources and Reserves per the Rio Tinto Annual Report 2006: Bubble placement for Rio Tinto's Resources (including Reserves) is based on BHP Billiton's interpretation of Rio Tinto's Annual Report 2006.
b)   Bubble sizes for BHP Billiton Resources are calculated from the announced Resources per the BHP Billiton Annual Report 2007 - bubble placement is intended to be representative of the Resource distribution, and may not represent the precise Resource location. Bubble sizes for BHP Billiton potential Mineralisation (as defined within this presentation) represent the upper announced range of 30bt.

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BHP Billiton's Pilbara iron ore: Infrastructure planning is well advanced



Port Hedland harbour development[a],[b]

- Clear growth path

- Port: Inner harbour expansion to 155 mtpa in progress; planning for an additional 50+ mtpa to deliver 200 mtpa is well advanced

- Port: Outer-harbour – phase 1 plans are to create BHP Billiton capacity of 100-150+ mtpa. Total potential port capacity of 400+ mtpa

- Strong Government support for rapid port expansion of outer harbour to deliver an additional 400mtpa of capacity

- Total potential port capacity of Port Hedland 700+ mtpa

BHP Billiton rail system

- Can be expanded to meet future growth plans

Notes:

a)   Alannah MacTiernan, WA Minister for Planning and Infrastructure, Metals Bulletin Iron Ore Conference, 27-Nov-2007.

b)   www.phpa.wa.gov.au, Port Hedland Port Authority Planning Study Phase 2, August 2003: total inner harbour capacity of 320+mtpa. Hence, ~320+mtpa + 400mtpa = total potential capacity 700+mtpa (all users)

Pilbara iron ore: Production 1990-2006 actual and 2007-2018 forecast

Pilbara iron ore production growth – 100% basis
(Index: 100 = 1990 production, mtpa)



Production Historical CAGR (CY1990-CY2006)	100% Basis	Equity Basis
BHP Billiton Organic	7.0%	7.0%
Rio Tinto Total	8.0%	6.7%
Rio Tinto Organic	6.4%	5.7%

BHP Billiton Organic Growth CY1990 – CY2018 8.4% CAGR

Rio Tinto Total Growth CY1990 – CY2018 8.4% CAGR

Rio Tinto Organic Growth CY1990 – CY2018 8.1% CAGR

Sources: Rio Tinto Investment Community Presentations 2007; Quarterly Production Reports; Annual Reports; Forecasts updated per Investor Presentation 26-Nov-2007, "Delivering exceptional growth"; Production history for CY1990-CY2006. Announced capacity has been used to forecast up to CY2009. From CY2009 onwards BHP Billiton internal estimates. Assumes CY2018 production capacity of 420mt for Rio Tinto and 350mt for BHP Billiton. Straight line growth assumed between Rio Tinto announced targets.

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Olympic Dam: A world class resource







Sources: Company Annual Reports, press releases (as at 30-Sep-2007) and International Atomic Energy Agency.
Note: Witwatersrand and Muruntau figures are BHP Billiton estimates and are approximate only. Figures based on most recently published data on the remaining Resources.
a) Based on reported Resource "inventory".

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Olympic Dam relative to Rio Tinto's undeveloped copper projects

Contained copper equivalent mineralisation – Mt (Equity basis)



Copper equivalent grade - % Cu



■ BHP Billiton interests   ■ Rio Tinto Interests

Source: BHP Billiton estimates and Rio Tinto undeveloped copper projects per Rio Tinto Investor Presentation, 26-Nov-2007, "Delivering exceptional growth".
Note: Copper equivalent calculated using GSJBW long term nominal metal prices 11-Dec-2007.
a)   Resolution mineralisation and copper equivalent grade is split 55% Rio Tinto, 45% BHP Billiton.
b)   Rio Tinto's current exposure to Oyu Tolgoi project assumes it owns a 19.9% interest in Ivanhoe Mines (following exercise of its second option) and that the Mongolian Government takes a 34% stake in the project diluting Ivanhoe Mines ownership interest to 66% (dark blue). Rio Tinto has options to increase its ownership interest to 46.6% (light blue).

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Olympic Dam: Exposure to strong nuclear demand growth

Existing operational power plants and future development of nuclear power reactors[a],[b]



● Operational (power plants) – 439 reactors[c]

● Under construction (reactors) – 33 reactors[c]

● Planned (reactors) – > 94 reactors[c]

● Proposed (reactors) – > 222 reactors[c]

Notes:
a) Location of reactors that are planned, under construction, and proposed is by country, but does not necessarily show their exact geographical location in a country.
b) Source: International Nucelar Safety Centre at ANL, Aug-2005 (www.insc.anl.gov/pwrmaps/world_map.pdf).
c) Source: World Nuclear Association (www.world-nuclear.org/info.reactors.html), 17-Oct-2007.

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Olympic Dam: Multi staged expansion

CONCEPTUAL



Stages		Output		
		Cu (ktpa)	U_3O_8 (ktpa)	Au (kozpa)
0	Current	180	4	100
1.1	Optimise underground while pre-stripping open pit	200	4.5	120
1.2	Modify smelter and build greenfield concentrator	200	4.5	120
1.3	Develop open pit production to fill downstream capacity, and begin to phase out underground	350	9	400
2	Add greenfield concentrator, expand open pit to match capacity, and sell excess concentrate	540	14	600
3	Add greenfield concentrator and further expand open pit	730	19	800
+	Further growth opportunities			

Mining — **Concentrating** — **Smelting**

Under-ground

9mtpa / 0mtpa / +3Mtpa → 10mtpa / +2Mtpa → 10mtpa (500ktpa con) / +2Mtpa (100ktpa con) / +18Mtpa (250ktpa con)

Open pit

18mtpa / 50mtpa / 70mtpa / +3Mtpa → +18mtpa / +20mtpa / +20mtpa → +20mtpa (800ktpa con)

Market

+20mtpa (800ktpa con)

Note: Unless otherwise specified, all capacities are in tons of ore.
The conceptual case described above is the emerging case which is the subject of the current preliminary feasibility study, and is subject to further consideration, contingencies and multiple approvals.

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Nickel: A major global producer with growth potential

Top 10 global nickel producers[a]
(ktpa, 2006 saleable nickel production)



Notes:
a)   Source: CRU and BHP Billiton estimates based on 2006 saleable nickel production.
b)   As at 11-Dec-2007, proposed capital expenditure.
c)   Includes saleable matte sales of 40ktpa.

Development pipeline[b]







CONCEPTUAL

Mining

Processing

1Mtpa

Coal mine

Power plant

3Mtpa   +3Mtpa

50 ktpa Ferronickel

+40 ktpa Ferronickel

Ferronickel smelter

Ore mined

3Mtpa   6Mtpa   9.5Mtpa   13Mtpa

Nickel Mine

+3.5Mtpa   +3.5Mtpa

+20 ktpa Nickel Intermediate

+20 ktpa Nickel Intermediate

Heap leach processing

Stages		Output Cont'd Nickel (ktpa)
0	Current	50
L3,4	Expand smelting capacity plus open pit coal mine, & power plant	90
HL1	Build greenfield heap leach facility	110
HL2	Expand heap leach	130
+	Further growth opportunities	?

Note: Unless otherwise specified, all capacities are in tons of ore.
The conceptual case described above is the emerging case which is the subject of the current preliminary feasibility study, and is subject to further consideration, contingencies and multiple approvals.

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Petroleum: Strong growth

Volume growth to 2010 underpinned with firm projects in execution

- Stybarrow – Online, capacity 80kbd (50% equity interest)

- Atlantis – Online, capacity 200kbd oil / 180mmcf/d gas (44%)

- Zamzama – Second phase under development, ramp up of total capacity of 450mmcf/d (38.5%)

- Neptune – Start up Q1 2008 capacity of 50kbd (35%)

- Train 5 NWS LNG – Expansion late 2008 capacity to 4.2mtpa (16.6%)

- Shenzi – Start up mid 2009 (44%)

- Pyrenees – Start up 2010 (71.4%)

BHP Billiton estimated future production
(Attributable MMboe, mid-point forecast)



* Total 2P Reserves: 2.15B boe

Source : BHP Billiton estimates.

Petroleum: Exploration success, solid long term growth prospects

Significant exploration success over the last 5 years

– Deep Water Gulf of Mexico – Neptune, Shenzi, Atlantis, Mad Dog, Puma, Knotty Head

– Trinidad – Angostura

– West Australia – Stybarrow, Pyrenees, Macedon, Thebe

Major near term exploration areas

– 4 Deep Water Gulf of Mexico targets larger than 150 mmboe each

– Colombia – 3D seismic in progress

– Malaysia – 3D in 2008

– East Coast of Canada – under evaluation

– South Africa – terms being negotiated

– Falklands – terms being finalised

* Total 2P Reserves and contingent Resources: 3.60bboe

Source : BHP Billiton estimates.

Development pipeline post 2010



Thebe
NWS WFG
Angostura Gas
Shenzi Nth
Kipper
Turrum
Atlantis North Phase 2
Browse LNG
Macedon
NWS Nth Rankin B
Scarborough

Feasibility

Future Options

(mmboe)
<50
50-200
>200

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BHP Billiton: Superior assets

- Pilbara iron ore
    - Similar targeted additional Mineralisation quantity and, based on our analysis, larger on an equity basis than Rio Tinto
    - Large ore bodies efficiently clustered around key infrastructure
    - Not constrained by lack of port options
    - Production growth history and outlook at least the equal of Rio Tinto

- Olympic Dam
    - One of the world's great ore bodies, 100% owned
    - Significant brownfield development potential

- Nickel
    - Already 3rd largest globally
    - With an exciting growth outlook, including via Cerro Matoso

- Petroleum
    - Strong history of successful discovery and development
    - Rapidly increasing near-term production profile
    - Supplemented by pursuit of major new resources and exploration

3.   BHP Billiton's proposal to Rio Tinto

Relative value

- From a similar size in June 2001, BHP Billiton had grown the market capitalisation gap to US$108B by 31-Oct-2007[a]

- On measures we consider relevant to shareholder value, BHP Billiton has outperformed Rio Tinto

- Growth prospects are clearly superior in quantum and quality

- BHP Billiton's asset portfolio stands alone compared to its peers

- BHP Billiton's conclusions

    - BHP Billiton's track record and future prospects are superior[b]

    - We believe Rio Tinto's shares were fairly valued relative to BHP Billiton's shares as at the date of approach

Notes:
a) Based on BHP Billiton Plc and BHP Billiton Ltd closing share prices of £18.31 and A$46.10 respectively and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007. BHP Billiton issued ordinary shares outstanding (excludes Treasury shares and cross shareholdings e.g. BHP Billiton Ltd's shareholding in BHP Billiton Plc) as at 31-Oct-2007.
b) Based on publicly available information

bhpbilliton

Why a combination with Rio Tinto?

- Material quantifiable synergies and financial benefits unique to this combination
    - US$1.7B nominal per annum from cost savings[a]
    - US$2.0B additional nominal per annum primarily from volume acceleration[a]
    - Other combination benefits expected
- Combined entity will have the world's largest portfolio of tier 1 assets
    - Enhanced ability to optimise and high-grade portfolio
    - Greater diversity and reduced value at risk
- Ability to deliver substantial shareholder returns
    - Optimised capital structure
    - Maintenance of BHP Billiton's progressive dividend policy
    - Intended initial US$30B share buyback post completion[b]

Notes:
a) Estimated incremental EBITDA based on publicly available information. To be read in conjunction with the notes in Appendix 1 of BHP Billiton's announcement dated 12-Nov-2007, "Further details on BHP Billiton's Proposal". Full run rate synergies expected by year 7.
b) This may be effected through another appropriate mechanism, to be determined at a later date.

Rio Tinto's lower relative contribution post Alcan

Exchange ratio



Rio Tinto 2006 results

Rumours of Rio Tinto offer for Alcan

BHP Billiton confirms approach to Rio Tinto Board

Rumours of a potential BHP Billiton bid

Rio Tinto offer for Alcan

Rio Tinto 1H 2007 Results

BHP Billiton 2007 Results

BHP Billiton proposal: 3-for-1 28% premium[a]

3.00

2.40

Exchange Ratio (x)

Nil Premium Exchange Ratio — Proposal — Average since Alcan Offer

Source: Datastream

Note: 2:4 to 1 average exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80 per cent BHP Billiton Plc shares and 20 per cent BHP Billiton Ltd shares. Average represents period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton approach to Rio Tinto Board (31-Oct-2007). Market data as at 31-Oct-2007.

a)   Offer represents 28% per cent premium to the combined volume weighted average market capitalisations of Rio Tinto Limited and Rio Tinto plc over the month ended 31 October 2007 (being the last date prior to BHP Billiton's approach to Rio Tinto), based on volume weighted average BHP Billiton share prices over the same period.

BHP Billiton's proposal to Rio Tinto

- Under BHP Billiton's proposal, Rio Tinto shareholders would gain exposure to a stronger, more profitable company AND they would get a substantial premium

    – Immediate value uplift through the 28% premium[a]

    – Overall 15% premium based on closing share prices immediately prior to BHP Billiton's announcement on 8-Nov-2007[b]

    – 3.0 BHP Billiton shares for each Rio Tinto share, up from 2.4 pre-approach[c]

    – 41% share of the combined group, up from 36% undisturbed – this means Rio Tinto shareholders would continue to own 41% of the Rio Tinto assets plus 41% of the BHP Billiton assets and 41% of the synergies[c],[d]

    – Ongoing participation in US$3.7B per annum of synergies[e]

    – Intended initial share buy-back of approximately $30B following completion[f]

    – CGT rollover relief for eligible shareholders[g]

- The transaction needs to be value creating for shareholders of BHP Billiton as well as Rio Tinto

- So far, Rio Tinto has not engaged and has requested a 'put up or shut up'

Notes:
a) Premium based on the combined volume-weighted market capitalisation of Rio Tinto based on the volume-weighted average closing share prices over the month ended 31-Oct-2007 of £43.09 and A$109.20 for Rio Tinto plc and Rio Tinto Ltd respectively and volume-weighted average closing share prices over the month ended 31-Oct-2007 of BHP Billiton Plc and BHP Billiton Ltd of £17.99 and A$45.77 respectively. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc's shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007.
b) Premium based on the combined market capitalisation of Rio Tinto based on the closing share prices of Rio Tinto plc of £43.50 on 7-Nov-2007 and Rio Tinto Ltd of A$113.4 on 8-Nov-2007 and closing share prices of BHP Billiton Plc and BHP Billiton Ltd of £16.28 and A$42.47 respectively on 9-Nov-2007. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto Plc's shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.095 US$/£ and 0.914 US$/A$ as at 9-Nov-2007.
c) Implied ratio of 2.4:1 and 36% holding of combined group based on BHP Billiton Plc and BHP Billiton Ltd closing share prices of £18.31 and A$46.10, Rio Tinto plc and Rio Tinto Ltd closing share prices of £44.90 and A$110.00, respectively and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007. BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc's shareholding in Rio Tinto Ltd) as at 31-Oct-2007.
d) Calculated before intended initial share buy-back (or an other appropriate mechanism); assumes that all Rio Tinto options estimated to be outstanding as at 31-Oct-2007 are exercised with exercise price cash settled and resulting Rio Tinto shares exchanged for BHP Billiton shares.
e) Estimated incremental EBITDA based on publicly available information. To be read in conjunction with the notes in Appendix 1 of BHP Billiton's announcement dated 12-Nov-2007, "Further details on BHP Billiton's Proposal". Full run rate synergies expected by year 7.
f) This may be effected through other appropriate mechanism, to be determined at a later date.
g) With the potential exception of Rio Tinto plc shareholders in relation to any BHP Billiton Ltd shares received as consideration.

bhpbilliton

Summary

- BHP Billiton's shares have delivered outstanding returns to shareholders. We have excellent prospects

- As an all share proposal, we are offering to share BHP Billiton's upside and the synergies

- The benefits of this combination cannot be replicated

- Our proposal includes a significant premium giving Rio Tinto shareholders an ongoing greater share of the combination

- Proposed US$30B buyback and progressive dividend policy is evidence of benefits for shareholders and confidence in future performance

- Our proposal creates wealth for all shareholders

We believe in the combination. It must create value and benefit for both sets of shareholders.

BHP Billiton and Rio Tinto
A Matter of Value